FOR IMMEDIATE RELEASE
---------------------

                 EL SITIO REPORTS SECOND QUARTER 2000 RESULTS

           Net Advertising Revenues Grow 66% Over First Quarter 2000

             Average Monthly Unique Users Increase to 5.1 Million


Buenos Aires and New York - August 2, 2000 - El Sitio, Inc. (Nasdaq: LCTO), a leading Internet media company targeting Spanish and Portuguese speakers in Latin America and the United States, today reported net revenues of $7.5 million for the second quarter ended June 30, 2000, reflecting strong growth in advertising revenues, unique users, registered users and page views on the Company's network. The revenue figure compares to net revenues of $0.5 million for the second quarter of 1999 and $5.6 million for the first quarter of 2000.

Roberto Vivo-Chaneton, chairman of El Sitio, stated, "Second quarter results were driven by a 66% increase in advertising revenues over the first quarter. Total net revenues, which also included the initial contribution from e-commerce, our newest revenue stream, outpaced expectations despite lower revenues from our connectivity operations. On the expense side, El Sitio is managing its operations in a highly efficient manner. We look forward to improving EBITDA results in the forthcoming quarters and are on track towards achieving profitability."

Roby Cibrian-Campoy, chief executive officer of El Sitio, added, "The strong second quarter performance on the advertising side was driven by our ability to monetize El Sitio's growing community and traffic. Average monthly unique users topped the five million mark in the quarter, demonstrating that El Sitio continues to build a leading brand at an early stage in the development of Latin America's Internet market."

Audience Highlights

Second quarter average monthly unique users totaled 5.1 million, representing a 34% increase over the 3.8 million average monthly unique users in the first quarter of 2000. Total page views in the second quarter reached 592 million, up 42% from 418 million in the first quarter. Registered users at June 30, 2000 were 1.2 million, up 33% from 0.9 million at March 31, 2000. (Unique user and page views data have been audited by Engage I/Pro).

Financial Highlights

Second quarter performance was driven largely by the growth in net advertising revenues, which totaled $4.8 million in the second quarter, up 66% from $2.9 million in the first quarter of 2000 and compared to $0.5 million in the second quarter of 1999. For the first six months of 2000, net

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advertising revenues totaled $7.7 million, compared to $0.8 million for the corresponding period in 1999.

Net connectivity revenues totaled $2.3 million in the second quarter compared to $2.8 million in the first quarter. The decrease reflects El Sitio's response to competitive market trends in Argentina and Brazil and an adjustment for inactive subscribers in Argentina as El Sitio took over the billing operations from IMPSAT Fiber Networks earlier in the year. The decrease in these revenues was partially offset by the initial contribution from connectivity subscribers in Colombia, the acquisition of which closed at the beginning of the second quarter. El Sitio is discussing with IMPSAT Fiber Networks appropriate compensation to El Sitio for the revenue effect of the subscriber adjustment in Argentina and a reduced number of active subscribers received in Colombia.

El Sitio reported e-commerce revenues of $0.4 million in the second quarter, representing one month of operations of DeCompras.com, the Mexican e-tailer whose acquisition was closed in late May 2000.

The Company's EBITDA loss for the second quarter totaled $16.6 million, as compared with $14.1 million in the first quarter of 2000 and $2.3 million in the second quarter of 1999. EBITDA loss for the first six months of 2000 totaled $30.7 million as compared to $3.7 million for the first six months of 1999. Net loss for the second quarter of 2000 was $23.5 million, or $0.57 per share, compared to a net loss of $20.4 million, or $0.51 per share, for the first quarter of 2000. For the second quarter of 1999, the Company's net loss was $2.3 million, or $0.18 per share. For the first half of 2000, the net loss totaled $43.9 million, or $1.08 per share, compared with $3.8 million, or $0.33 per share, for the corresponding period in 1999.

For the second half of 2000, El Sitio anticipates continued growth in advertising revenues and the increasing contribution of its e-commerce business to offset slower growth in connectivity revenues, resulting in total net revenues that should meet or exceed current market expectations. The Company also expects EBITDA losses and net losses per share to narrow in each of the remaining quarters of 2000 due to overall revenue growth and expense management.

As of June 30, 2000, El Sitio had a balance of cash, cash equivalents and investments of $103 million. The Company believes this balance will be sufficient to support its liquidity and capital resource requirements into 2002.

Second Quarter Milestones

Network and Product Expansion

El Sitio's network now consists of seven country-specific sites and a global site, following the second quarter launch of El Sitio Colombia. El Sitio continued to expand the breadth and depth of its content offering in the second quarter by completing strategic, revenue-generating partnerships in the following vertical categories:

- Finance: El Sitio has partnered with Patagon.com and LatinStocks.com to provide comprehensive financial news and services in co-branded sites.

- Sports: PSN.com, the Web venture of the Hicks Muse-led, pan-Latin sports cable network, PSNSports, will operate in partnership with El Sitio via a new co-branded sports news and programming site.

- Health: Salutia.com, the leading on-line health solutions provider for Spanish- and Portuguese-speaking markets, and El Sitio have entered into a strategic partnership to provide health information, applications and other health services to El Sitio's Health Channel.

- Auctions: Lokau.com has partnered with El Sitio to distribute its auction platform on the El Sitio network through the creation of co-branded auction sites.

- Travel: Viajo.com and TravelYa.com are providing online travel information and services in key El Sitio markets through co-branded sites.

El Sitio also launched in the second quarter "Mujer, Mujer," a new content channel produced by the Company and targeted at the growing number of Spanish- and Portuguese-speaking women online. Less than two months following the launch of "Mujer, Mujer," women now comprise 41% of El Sitio's registered user base, compared to 29% prior to the launch of this channel.

Convergence and Broadband

El Sitio has been focusing on developing interactive content and services designed for the coming broadband environment. During the second quarter, the Company began producing live weekly video chats hosted by noted Latin American celebrities. The Company is also developing proprietary video content for distribution through its network. In addition, El Sitio is enhancing its 3-D technology by which users can navigate the Internet through a self-selected virtual world.

E-commerce

El Sitio completed the acquisition of DeCompras.com in late May. DeCompras.com is a leading e-commerce company serving Mexico and U.S.-based Mexican-Americans. In addition to being ranked first among Mexican Internet companies in the Bain & Co. survey of March 2000, DeCompras.com has also been selected by iBest 2000 as one of three finalists for the Mexican e-commerce category in its August survey. El Sitio expects this e-commerce operation will be an important contributor to its revenue base and is exploring opportunities to expand its e-commerce presence elsewhere in the Latin American region.

About El Sitio

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States and Uruguay, as well as a global site. Founded in 1997, El Sitio has a team of more than 400 professionals in seven offices throughout the Americas. El Sitio's common shares began trading on the Nasdaq National Market in December 1999.

This press release contains forward-looking statements that involve risks and uncertainties, including those relating to El Sitio's ability to expand its user and advertiser bases, to increase its revenues, and to generate future profits and positive cash flow from operations. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the increasingly competitive and changing environment for advertising sales, uncertainties associated with the Internet as an advertising and e-commerce medium, the Company's dependence on advertising revenues and on third parties for technology, content, and distribution, and the Company's ability to integrate acquired businesses. Other factors that could affect the Company's business, results of operations, financial condition and prospects are identified in the Company's annual report on Form 20-F for the year ended December 31, 1999, including under "Operating and Financial Review and Prospects" and "Key Information-Risk Factors", which annual report is on file with the U.S. Securities and Exchange Commission (http://www.sec.gov). Nothing can or should be inferred about El Sitio's future financial performance from the information contained in this press release. The accompanying condensed consolidated statements of operations and balance sheets are an integral part of this announcement.

                         [Financial Tables Attached]

All other trademarks and/or registered trademarks are the property of their respective owners.

Contacts:

Investors:                           Media:
Horacio Milberg                      Erich de la Fuente
Chief Financial Officer              Vice President, Corporate Communications
El Sitio, Inc.                       El Sitio, Inc.
011-5411-4339-3700                   011-5411-4339-3700

Or                                   Or

Jeff Majtyka/Leonardo Santiago       Barbara Shear
Brainerd Communicators               TSI Communications Worldwide
212-986-6667                         212-320-2262

































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

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)


                                    Three Months Ended     Six Months Ended
                                    ------------------     ----------------
                                    June 30,   June 30,   June 30,     June 30,
                                      2000       1999       2000         1999
                                    -------    -------    -------      -------
                                  (Unaudited)(Unaudited) (Unaudited) (Unaudited)
Net revenues:
Advertising and related services    $4,820    $     488  $    7,697   $     764
Connectivity services . . . . . .    2,322          --        5,091        --
E-commerce  . . . . . . . . . . .      405          --          405        --
                                    ------      -------  ----------    --------
Total revenues  . . . . . . . . .    7,547          488      13,193         764
                                    ------      -------  ----------    --------

Costs and expenses:
Cost of goods sold - e-commerce .      351           --         351          --
Product content & technology  . .    6,283        1,066      11,414       1,682
Marketing and sales . . . . . . .   12,487          672      22,332       1,027
Corporate, finance and
administrative  . . . . . . . . .    5,026        1,013       9,840       1,753
Depreciation and amortization . .    2,931          101       5,246         167
Share-based compensation  . . . .    2,041           --       4,081          --
                                    ------      -------  ----------    --------
Total costs and expenses  . . . .   29,119        2,852      53,264       4,629
                                    ------      -------  ----------    --------
Operating loss  . . . . . . . . .  (21,572)      (2,364)    (40,071)     (3,865)

Gain attributable to minority
interest  . . . . . . . . . . . .       25                       31
Total other income  . . . . . . .    1,488           56       3,540          42
Provision for income taxes  . . .     (128)          --        (128)         --
Dividends on convertible
preferred shares(1) . . . . . . .   (3,314)                  (7,243)         --
                                    ------    --------   ----------    --------
Net loss attributable to common
shareholders                      $(23,501)  $   (2,308) $  (43,871)     (3,823)
                                    ======    =========  ==========    ========
Basic and diluted net loss per
common share  . . . . . . . . . .   $(0.57)      $(0.18)     $(1.08)     $(0.33)
Shares used in computing basic
and diluted loss per common
share . . . . . . . . . . . . . 41,276,845   12,499,932  40,729,454  11,460,187


(1) The difference between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share is amortized as a deemed dividend during the six-month period ending June 15, 2000.

                                                   June 30,       Dec. 31,
                                                     2000           1999
                                                   ---------      ---------
                                                  (unaudited)    (unaudited)
                                                   ---------      ---------
Balance Sheet Data:
------------------

ASSETS
CURRENT ASSETS:

Cash, cash equivalents and investments  . . . .  $102,573       $160,029
Trade accounts receivable, net  . . . . . . . .     6,025          3,123
Inventory   . . . . . . . . . . . . . . . . . .       977            --
Other current assets  . . . . . . . . . . . . .    13,801         10,486
                                                 --------       --------

                   Total current assets . . . .   123,376        173,638
                                                 --------       --------

Property, plant and equipment, net  . . . . . .     9,635          5,405
Intangible assets - Customer base, net  . . . .    16,910         18,209
Intangible assets - Goodwill, net . . . . . . .    19,837         --
Other assets  . . . . . . . . . . . . . . . . .     7,423          4,668
                                                 --------       --------
TOTAL                                            $177,181       $201,920
                                                 ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable - trade . . . . . . . . .       $  8,945       $ 13,499
Accrued and other liabilities . . . . . .           5,303          4,796
Other current liabilities . . . . . . . .             730            986
                                                 --------       --------
Total current liabilities. . . . . . . . .         14,978         19,281
                                                 ========       ========
CLASS B CONVERTIBLE PREFERRED SHARES                   --          8,967
                                                 --------       --------
MINORITY INTEREST                                     (31)            --

SHAREHOLDERS' EQUITY                              162,234        173,672
                                                 --------       --------
TOTAL LIABILITIES AND SHAREHOLDERS  EQUITY       $177,181       $201,920
                                                 ========       ========









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